SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2004

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number: 1-14315

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

NCI 401(k) Profit Sharing Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

NCI Building Systems, Inc.

10943 North Sam Houston Parkway West

Houston, Texas 77064

NCI 401(k) Profit Sharing Plan

December 31, 2004 and 2003

Independent Auditors’ Report

Board of Trustees

NCI 401(k) Profit Sharing Plan

Houston, Texas

We have audited the accompanying statements of net assets available for benefits of NCI 401(k) Profit Sharing Plan as of December 31, 2003 and the related statement of changes in net assets available for benefits for the year ended December 31, 2003. These financial statements are the responsibility of Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2003 and the changes in net assets available for benefits for the year ended December 31, 2003, in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying Supplemental Schedule of Assets Held for Investment Purposes is presented to comply with the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 and is not a required part of the financial statements. The supplemental schedule has been subjected to the same auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

Houston, Texas

June 21, 2004

/s/ Kolkhorst & Kolkhorst

Report of Independent Registered Public Accounting Firm

Audit Committee and 401(k) Benefits

    Administration Committee

NCI 401(k) Profit Sharing Plan

Houston, Texas

We have audited the accompanying statement of net assets available for benefits of NCI 401(k) Profit Sharing Plan as of December 31, 2004, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of NCI 401(k) Profit Sharing Plan as of and for the year ended December 31, 2003, were audited by other accountants whose report dated June 21, 2004, expressed an unqualified opinion on those statements.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the 2004 financial statements referred to above present fairly, in all material respects, the net assets available for benefits of NCI 401(k) Profit Sharing Plan as of December 31, 2004, and the changes in its net assets available for benefits for the year then ended in conformity with accounting principles generally accepted in the United States of America.

The accompanying supplemental schedule is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

/s/ BKD, LLP

Houston, Texas

June 3, 2005

Federal Employer Identification Number: 44-0160260

NCI 401(k) Profit Sharing Plan

Statements of Net Assets Available for Benefits

December 31, 2004 and 2003

	2004	2003
Assets

Investments	$104,811,451	$84,310,525

Receivables
Employer’s contribution	3,038,586	899,766
Participants’ contributions	55,586	43,780

	3,094,172	943,546

Cash	11,642	11,944

Total assets	107,917,265	85,266,015

Liabilities

Other Liabilities	75,555	—

Net Assets Available for Benefits	$107,841,710	$85,266,015

See Notes to Financial Statements

NCI 401(k) Profit Sharing Plan

Statements of Changes in Net Assets Available for Benefits

Years Ended December 31, 2004 and 2003

	2004	2003
Investment Income
Net appreciation in fair value of investments	$17,122,518	$8,478,050
Interest and dividends	383,602	719,247

Net investment income	17,506,120	9,197,297

Contributions
Employer	5,578,603	3,337,994
Participants	7,139,000	6,290,996
Rollovers	96,419	378,028

	12,814,022	10,007,018

Total additions	30,320,142	19,204,315

Deductions
Benefits paid directly to participants	7,682,382	6,401,646
Administrative expenses	62,065	54,175

Total deductions	7,744,447	6,455,821

Net Increase	22,575,695	12,748,494

Net Assets Available for Benefits, Beginning of Year	85,266,015	72,517,521

Net Assets Available for Benefits, End of Year	$107,841,710	$85,266,015

See Notes to Financial Statements

NCI 401(k) Profit Sharing Plan

Notes to Financial Statements

December 31, 2004 and 2003

Note 1: Description of the Plan

The following description of NCI 401(k) Profit Sharing Plan (the Plan) provides only general information. Participants should refer to the Summary Plan Description for a more complete description of the Plan’s provisions, which is available from the plan administrator.

General

The Plan is a defined contribution plan covering all eligible employees of NCI Building Systems, Inc. and its affiliates (the Company) who have completed three months of service, are employed on the first day of the calendar quarter, and are age 18 or older. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions

Participants may contribute a minimum of 1% up to a maximum of 50% of their annual compensation, limited to the maximum limit determined annually by the Internal Revenue Service. Highly compensated employees may defer only 6% according to the Plan Document. The Company contributes to the Plan a matching amount equal to 66.67% of the employee’s contribution to the Plan up to 6 percent of the participant’s eligible compensation. Additional amounts may be contributed depending upon the Company’s annual Return on Assets. The Company contribution is made entirely in Company stock. Participants direct the investment of their contributions as well as the Company’s contribution into various investment options offered by the Plan. The Plan currently offers a variety of mutual funds, common/collective trust funds, the NCI Company Stock Fund and an insurance investment contract as investment options for participants.

Employer contributions of stock are valued at fair market value as quoted on the exchange on the match date. During the years ended December 31, 2004 and 2003, the Plan’s sponsor contributed $5,578,603 and $3,337,994, which represented 169,921 and 164,951 shares, respectively.

Participant Accounts

Each participant’s account is credited with the participant’s contribution, the Company’s contribution and plan earnings and is charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting

Participants are immediately vested in their voluntary contributions plus earnings thereon. Vesting in the Company’s contribution portion of their accounts plus earnings thereon is based on years of continuous service.

NCI 401(k) Profit Sharing Plan

Notes to Financial Statements

December 31, 2004 and 2003

A participant is fully vested after 6 years of continuous service.

A participant becomes fully vested upon death, becoming disabled (as defined in the Plan) or attaining age 65; otherwise, the nonvested account balance is forfeited upon termination of service. Forfeitures may be used to pay for Plan administrative expenses. Remaining forfeitures are treated as additional discretionary matching contributions for the plan year in which the forfeitures occur and are allocated among active participants based upon the ratio each participant’s deferral percentage bears to the aggregate value of the deferral percentages of all eligible participants.

Payment of Benefits

Upon termination of service, a participant may elect to receive a lump-sum amount equal to the vested value of his account, NCI Common Stock for the value of the NCI Stock Fund, or subject to minimum distribution rules described in the Plan, continue in the trust in such a manner as though the employee had not terminated his eligibility (if the participant’s account balance is greater than $5,000, excluding rollover contributions).

Participant Loans

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum of $50,000, or 50 percent of their account balance, whichever is less. The loans are secured by the balance in the participants’ account and bear interest at rates which are commensurate with local prevailing rates as determined by the plan administrator.

Plan Termination

Although it has not expressed an intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan, subject to the provisions of ERISA. In the event of plan termination, participants will become 100% vested in their accounts.

Note 2: Summary of Significant Accounting Policies

Valuation of Investments and Income Recognition

Quoted market prices, if available, are used to value investments. Common/collective trust funds are valued at estimated fair value as provided by American Express Trust Company. Participant loans are valued at cost, which approximates fair value. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

NCI 401(k) Profit Sharing Plan

Notes to Financial Statements

December 31, 2004 and 2003

The insurance company investment contract is valued at contract value as estimated by Aetna Insurance Company. Contract value represents contributions made under the contract, plus interest at the contract rate, less funds used to pay retirement benefits.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

Plan Tax Status

The Plan obtained its latest determination letter on January 14, 2004, in which the Internal Revenue Service stated that the Plan and related trust, as then designed, were in compliance with the applicable requirements of the Internal Revenue Code and therefore not subject to tax. The Plan has been amended since receiving the determination letter. However, the plan administrator believes the Plan and related trust are currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code.

Payment of Benefits

Benefit payments to participants are recorded upon distribution.

NCI 401(k) Profit Sharing Plan

Notes to Financial Statements

December 31, 2004 and 2003

Note 3: Investments

Except for its investment contract with an insurance company (Note 4), the Plan’s investments are held by a financial services company-administered trust fund. The following table presents the Plan’s investments. Investments that represent 5% or more of total plan assets are separately identified.

	2004	2003
Investments at Fair Value as Determined by Quoted Market Price

Common stocks:
NCI Building Systems Inc., common stock 860,680 and 1,016,043 shares, respectively	$32,275,500	$24,283,428

Mutual funds:
AXP S&P 500 Index Fund	7,810,073	6,874,470
AXP Growth Fund	6,438,504	5,656,231
Other investments under 5%	15,001,830	11,049,919

	29,250,407	23,580,620

Investments at Fair Value as Determined by American Express Trust Company

Common / Collective trust funds:
AET Income Fund II	26,414,521	17,167,579
Participant Loans	6,130,175	5,462,682
Other investments under 5%	10,648,699	7,361,060

	43,193,395	29,991,321

Investment at Contract Value
Investment Contract with Aetna, #014241, 02/17/04	—	6,270,773
Other investments under 5%	92,149	184,383

	92,149	6,455,156

Total investments	$104,811,451	$84,310,525

During the years ended 2004 and 2003, the Plan’s investments (including gains and losses on investments bought, sold and held during the year) appreciated in value by $17,122,518 and $8,478,050, respectively as follows:

	2004	2003
Investments at Fair Value as Determined by Quoted Market Price

Common stocks	$12,606,229	$3,291,014
Mutual Funds	2,873,715	4,050,124

	15,479,944	7,341,138

Investments at Fair Value as Determined by American Express Trust Company
Common / collective trust funds	1,642,574	1,136,912

Net appreciation in fair value	$17,122,518	$8,478,050

Interest and dividends realized on the Plan’s investments for the years ended 2004 and 2003 were $383,602 and $719,247, respectively.

NCI 401(k) Profit Sharing Plan

Notes to Financial Statements

December 31, 2004 and 2003

Note 4: Contract with Insurance Company

The Plan has entered into a benefit-responsive investment contract with Aetna Insurance Company (Aetna). Aetna maintains the contributions in a general account. The account is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. The contracts are included in the financial statements at contract value as reported to the Plan by Aetna. Contract value represents contributions made under the contracts, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawals or transfer of all or a portion of their investment at contract value.

There are no reserves against contract value for credit risk of the contract issuer or otherwise. The average yield and crediting interest rates ranged from 5.5% to 6.0% for 2004 and 2003. Crediting interest rate is based on agreed-upon formula with the issuer, but cannot be less than 3.5%.

The Plan does not allow participants to make any additional contributions to these investment contracts.

Note 5: Related Party Transactions

Certain plan investments are shares of mutual funds managed by American Express Trust Company, which is the trustee and the record keeper of the Plan. Fees paid by the Plan for these services amounted to $32,563 and $44,174 for the years ended December 31, 2004 and 2003, respectively.

The Plan incurs expenses related to general administration. The plan sponsor pays these expenses and certain accounting fees relating to the Plan.

Note 6: Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.

Supplemental Schedule

NCI 401(k) Profit Sharing Plan

EIN 76-0127701 PN 001

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

Year Ended December 31, 2004

Identity of Issue	Description of Investment	Current Value
* AET HORIZON LONG-TERM	Collective Funds-Balanced	$1,619,012
* AET HORIZON MEDIUM-TERM	Collective Funds-Balanced	2,440,748
* AET HORIZON SHORT-TERM	Collective Funds-Balanced	492,269
* AET MIDCAP GROWTH II	Collective Funds-Balanced	3,473,615
* AET MONEY MARKET I	Collective Funds	654,478
* AET SMALL CAP VALUE II	Collective Funds-Equity	1,968,577
* AETNA, #14174, 1/4/05	Investment Contract	92,149
* AET INCOME II	Collective Funds-Income	26,414,521
* AXP GROWTH	Mutual Funds-Equity	6,438,504
* AXP S&P 500 INDEX	Mutual Funds-Equity	7,810,073
* NCI BUILDING SYSTEMS, INC.	Common Stock	32,275,500
NEUBERGER BERMAN PARTNERS	Mutual Funds-Equity	3,878,023
OAKMARK EQUITY AND INCOME	Mutual Funds-Balanced	2,071,079
PIMCO TOTAL RETURN	Mutual Fund-Fixed	3,639,619
STI CLASSIC CAPITAL APPRECIATION	Mutual Funds-Equity	137,543
TEMPLETON FOREIGN	Mutual Funds-Int’l	5,275,566
* PARTICIPANT LOANS	Loans	6,130,175

		$104,811,451

*	Indicates a party-in-interest as defined by ERISA

Signatures

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, NCI Building Systems Inc., as administrator for the NCI 401(k) Profit Sharing Plan, has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

NCI BUILDING SYSTEMS INC.
(as administrator of the NCI 401(k) Profit Sharing
Plan)
June 29, 2005
	By:	/s/ Frances R. Powell
Frances R. Powell
Executive Vice President, Chief Financial
Officer and Treasurer

INDEX TO EXHIBITS

Exhibit

23.1	Consent of Independent Auditors

23.2	Consent of Independent Registered Public Accounting Firm